820-3120

DSM Press Release

RECEIVED

2006 OCT 16 P 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM, Corporate Communications,
[redacted]Netherlands
[redacted]) 45 5740680

DSM

06017403

Heerlen (NL), 6 October 2006

SUPPL

Repurchase of shares for balance sheet optimization plan

Royal DSM N.V. has repurchased 915,041 of its own shares in the period from September 28 up to and including October 4, 2006 at an average price of EUR 34.72. This is in accordance with the share buyback program announced on September 27, 2006 that is designed to achieve the desired balance sheet structure. The consideration of this repurchase was EUR 31.8 million.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

dlw 10/17

820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

41E

Heerlen (NL), 27 September 2006

INVITATION TO DSM PRESS CONFERENCE

Today at 6.30 p.m. DSM will hold a press conference on Vision 2010: The First Year, in which the Chairman of the DSM Managing Board will elaborate on the topics covered in this press release. The press conference will take place at the company's head office in Heerlen (the Netherlands), Het Overloon 1. A live video webcast of the press conference will be available at www.dsm.com.

DSM strategy Vision 2010 - *Building on Strengths*: well on track
New initiatives: EUR 750 million Share buy-back and Loyalty Dividend

A year ago DSM published its multi-year strategy: Vision 2010 – *Building on Strengths*. During the annual analysts conference on 28 and 29 September 2006 DSM will give an update on the progress realized in the first year and, in addition, launch the following new initiatives:

- *Share buy-back Program with total value of EUR 750 million*
- *Loyalty Dividend bonus*

"DSM is well on track with the implementation of Vision 2010. On all counts concrete progress has been made in line with, or even above, the targets set. The new initiatives announced today fit very well with DSM's focus on long term value creation," says Peter Elverding, chairman of the DSM Managing Board. "*With the EUR 750 million share buy-back program DSM will raise its gearing by approximately 10 percentage points to a level of around 20%. This share buy-back program will increase Earnings per Share for ordinary shareholders by approximately 10%. It will leave sufficient room for targeted acquisitions as the gearing can be further raised by 10 or more percentage points. There is a broad Corporate Governance discussion going on concerning long-term commitment of shareholders. In view of our focus on long-term value creation we are considering to introduce a new dividend initiative, the so-called loyalty dividend which will enable us to directly communicate with our shareholders and will reward long-term shareholders."*

Share buy-back Program

Vision 2010 described the parameters regarding DSM's balance sheet strategy. As a main building block to realize the desired balance sheet structure DSM has decided to launch a share buy-back program with a total value of EUR 750 million. Such a program will increase DSM's gearing (net debt/ total capital) by approximately 10 percentage points, taking it to a level of around 20%. It will enable the repurchase of approximately 20 to 25 million ordinary shares, (assuming a share price in between EUR 30 and EUR 35), which equals approximately 10 to13% of the total number of ordinary shares in issue. Consequently, the direct EPS enhancing effect for ordinary shareholders will be around 10%.

For tax reasons, the execution of this share buy-back program will be split over 2006 and 2007. The first phase of this share buy-back program will start on 28 September, 2006 and will run until 31 December, 2006. DSM has signed a Discretionary Management Agreement with the bank that will execute this year's share buy-backs. The number of shares to be repurchased in this first phase will not exceed 6.7 million shares. The program will be completed in 2007. The repurchase price will be based on the daily VWAP (Value Weighted Average Price). Daily volumes to be repurchased will be around 10% of the daily trade volume. In accordance with the present regulations DSM will regularly inform the market via press releases about the progress made in the execution of this share buy-back program.

Loyalty Dividend

In order to further strengthen communication with long-term shareholders DSM is considering a novel instrument: a Loyalty Dividend bonus for shareholders who have their DSM holdings registered. In this way DSM intends to reward long-term shareholders. At the same time it enables DSM to intensify communication with these shareholders. Shares held by the same shareholder in excess of a 3-year period will be entitled to a 30% Loyalty Dividend bonus over the average dividend in the preceding 3-year period and 10% per year thereafter. This novel instrument will be discussed with the shareholders in the coming months and depending on their reactions DSM may formulate proposals on the implementation of this instrument for the Annual General Meeting of March 2007.

Dividend Re-Investment Plan (DRIP)

In response to requests from shareholders for a stock-dividend a Dividend Re-Investment Plan will be created as of next year, in co-operation with ABN AMRO. In essence this instrument is a stock-dividend lookalike, not uncommon in the Anglo-Saxon world, and has recently also been introduced by some other companies listed at Euronext Amsterdam.

Vision 2010: The First Year

Market driven growth and innovation

In Vision 2010 DSM set itself a sales growth target of 3-5% per annum. Underlying this ambition is an economic scenario, as detailed last year. In the last four quarters DSM has realized a top-line organic growth of 5.5% on average, thanks to a combination of solid overall volume growth and price increases. This justifies the conclusion that DSM is well on track with this main element of Vision 2010.

To fuel this organic growth DSM is investing in the expansion of its production assets around the globe. Recently DSM announced several investment projects including: new plants for Stanyl® and Stamylan® at the Geleen site (the Netherlands), new plants for Dyneema® in the USA and a new Akulon® plant in China. The recently completed and announced projects will contribute a total of approximately EUR 500 million to sales.

Innovation has contributed to DSM's current good results and will enhance further growth thereof. The envisaged innovation boost is clearly taking shape. Special attention is being given to best practices in innovation and external orientation (open innovation).

Many new applications for DSM's portfolio of unique materials and ingredients have been realized and new products are being introduced in the market[1]. DSM is convinced that the ambitious target of realizing EUR 1 billion additional sales by 2010 via innovation is achievable.

Increased presence in emerging economies
Since the announcement of Vision 2010 – *Building on Strengths*, in October 2005, DSM has realized concrete progress in China. Total CAPEX related to projects that have been realized or were initiated during the last 12 months amounts to approximately USD 120 million. After completion these projects will generate on aggregate more than USD 200 million in additional annual sales. DSM remains confident that its target of doubling sales in China to a level of more than USD 1 billion by 2010 is achievable.

Besides China, India, Central & Eastern Europe, and Latin America are identified as areas where DSM aims to capture growth opportunities offered by the fast development of these economies. Based on a recently completed study DSM aims to double its sales in India to a level of approximately EUR 300 million/year by 2010. A similar study to investigate the opportunities for growth in Central & Eastern Europe has been started.

Operational Excellence
The continuous efforts of DSM to improve the efficiency of all its operations via Operational Excellence have clearly contributed to today's good performance. Achievements with regard to ICT will be presented at the analysts' conference on 29 September as a clear example of Operational Excellence at DSM. In the last five years DSM has managed to decrease total annual costs of ICT by EUR 100 million to EUR 150 million, while at the same time the use and functionalities of ICT have expanded exponentially; for example the number of e-mails in 2000 was less than 10 million and in 2006 more than 130 million.

In a limited number of cases dedicated restructuring projects are required to address adverse business conditions and to structurally improve performance. The total yield upon completion in 2006/2007 of the currently ongoing and already announced restructuring projects is estimated to be in the range of EUR 125 to 175 million versus 2005 cost levels.

Sustainability
DSM's performance in recent years has earned the company a top ranking in the industry in various rankings with regard to sustainability. One of the targets of Vision 2010 is to retain these top rankings. Thus far DSM has been successful in this respect as in September 2006 DSM was once again, for the third consecutive year, named the Global Sector Leader of the chemical industry in the leading Dow Jones Global Sustainability Index.

Value Creation
The ultimate goal of DSM with its Vision 2010 strategy is to create sustainable value for all its stakeholders. In financial terms value creation is defined by DSM as realizing a

[1] DSM will organize a press event 'Innovation in practice' on 28 September, 2006. For more information see www.dsm.com

CFROI (Cash flow return on investment) of at least 50 basis points above the average cost of capital. Results in the first half of 2006 were in line with this long-term strategic target.

Outlook
DSM regards the current business climate in most of its markets as generally favorable and expects these conditions to continue in the coming period. In the first half of 2006 DSM was able to cope with the high and volatile raw material and energy prices, and more than compensated for the effects thereof with strong volume growth and increases in sales prices.

All in all, DSM is confident about the future. DSM reiterates the outlook statement given earlier[2] for the remainder of 2006 and expects operating profit from continuing operations for the full year 2006 to be better than that of the record year 2005, despite the clearly increased efforts in the field of innovation, a weaker US dollar and higher raw-material costs. Towards 2010 DSM is well on track with the implementation of its Vision 2010 strategy creating sustainable value for all DSM's stakeholders.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (45) 5782035
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

[2] Ref: DSM Press Release Q2 2006 'Excellent second quarter with 7% volume growth', 27 July 2006.